Noel M. Gruber Senior Counsel 1250 24th Street NW, Suite 700 Washington, DC 20037 T (202) 349-8043 ngruber@buckleysandler.com

January 9, 2018

VIA EDGAR

Mr. Marc Thomas

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:                             Delmar Bancorp

Offering Statement on Form 1-A

Filed November 22, 2017

File No.: 024-10765

Dear Mr. Thomas:

On behalf of Delmar Bancorp (the “Company”), we hereby provide the Company’s response to the comments contained in your letter dated, December 18, 2017 relating to the above referenced Offering Statement on Form 1-A (the “Offering Statement”). Changes referred to in this letter are reflected in Amendment No. 1 to the Offering Statement, being filed herewith.

For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Offering Statement.

1.                                      Please reconcile the net interest margin percentages disclosed for the interim periods of 2016 and 2017 to the information disclosed under “Net Interest Income” on page 109.

The Offering Statement has been revised to conform the net interest margin in the Selected Financial and Other Data of Delmar to the disclosure on page 109.  The difference was the result of an inadvertent error in calculation.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2017, page 17

2.                                      Please remove the after tax restructuring charges for Liberty of $787, pro forma adjustment (1) from your next amendment or tell us how this adjustment gives effect to events that are (i) directly attributable to the transaction, and are (ii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

The Unaudited Pro Forma Combined Balance Sheet has been revised to remove the restructuring charges, in accordance with the comment.

Unaudited Pro Forma Combined Statement of Income for the six months ended June 30, 2017 and Year ended December 31, 2016, pages 17, 20 and 22

3.                                      Please remove the estimated pre-tax savings of 19% of Liberty Bell 2017 targeted operating expenses of $995 and the estimated pre-tax savings of 38% of Liberty Bell 2017 targeted operating expenses of $1,989, pro forma adjustments (6), respectively from your next amendment or tell us how these adjustments gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

The Unaudited Pro Forma Combined Statement of Income has been revised to remove the pre-tax saving adjustment, in accordance with the comment.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.349.8043 or by email at ngruber@buckelysandler.com.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber